Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01

THIS FREE WRITING PROSPECTUS AMENDS AND RESTATES IN ITS ENTIRETY THE FREE
WRITING PROSPECTUS FILED BY US ON APRIL 22, 2014, WITH THE HEADING "RBS GLOBAL
BIG PHARMA ETNS (DRGS)".

RBS Exchange Traded Notes

[GRAPHIC OMITTED]

RBS Global Big Pharma ETNs (DRGS)

[GRAPHIC OMITTED]

RBS ETN Details
-------------------------------- -----------------------------------------------
Issuer                           The Royal Bank of Scotland plc
-------------------------------- -----------------------------------------------
Guarantor                        The Royal Bank of Scotland Group plc
-------------------------------- -----------------------------------------------
Ticker                           DRGS
-------------------------------- -----------------------------------------------
Intraday Indicative Value Ticker DRGS.IV
-------------------------------- -----------------------------------------------
Inception Date                   10/21/2011
-------------------------------- -----------------------------------------------
CUSIP                            78009P135
-------------------------------- -----------------------------------------------
ISIN                             US78009P1350
-------------------------------- -----------------------------------------------
Primary Exchange                 NYSE Arca
-------------------------------- -----------------------------------------------
Maturity                         10/25/2041
-------------------------------- -----------------------------------------------
Index                            NYSE Equal Weighted Pharmaceutical Total Return
                                 Index(SM) (Bloomberg symbol: "DGETR (INDEX)")
-------------------------------- -----------------------------------------------
Annual Investor Fee              0.60% per annum.
(accrued on a daily basis)
-------------------------------- -----------------------------------------------
Repurchase at your option        You may offer your RBS
                                 ETNs to RBS plc for  repurchase on any business
                                 day on or prior to  10/17/2041,  provided  that
                                 you offer a minimum  of 20,000 RBS ETNs for any
                                 single  repurchase  and follow  the  procedures
                                 described in the pricing supplement.
-------------------------------- -----------------------------------------------
Early                            redemption  at our  option We may redeem all of
                                 the RBS ETNs at our  discretion  at any time on
                                 or  prior  to   10/23/2041.   Pursuant  to  our
                                 announced  plan to exit the  structured  retail
                                 investor products business, the likelihood that
                                 we will redeem the ETNs prior to  maturity  has
                                 increased. See "Recent Developments" on reverse
                                 for more information.
-------------------------------- -----------------------------------------------
Daily Redemption   Value         Upon   early
                                 repurchase or  redemption  or at maturity,  you
                                 will receive a cash payment  equal to the daily
                                 redemption   value  per  RBS  ETN.   The  daily
                                 redemption value on the relevant valuation date
                                 will be published on www.rbs.com/etnus/drgs*.
-------------------------------- -----------------------------------------------

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this[]document.

Index Summary(2) -- as of 3/31/2014
-----------------------------------
Number of Components 25
-------------------- --------------
Average Market Cap   $95.71 billion
-------------------- --------------
P/E Ratio            19.69
-------------------- --------------
P/B Ratio            4.00
-------------------- --------------
Dividend Yield       1.70
-------------------- --------------

To find out more Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Not FDIC Insured. May Lose Value.

ETN Overview:

RBS Global Big Pharma Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS
Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS
Group to pay, and are also subject to market risk.

The return on this RBS ETN is based on the performance of the NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM) (Bloomberg symbol: "DGETR
(INDEX)") (the "Index").

The Index

Index Components: The Index comprises stocks and depository receipts of some of the largest companies involved in various phases of development, production and marketing of pharmaceuticals.

Equally Weighted: The Index is calculated using an equal-dollar weighting methodology so that each of the component securities in the Index is represented in approximately equal-dollar amounts. The Index component weights are set to equal dollar amounts at each rebalancing. During the quarter, each component's weight changes independently based on the price movements of each respective component stock. In addition, the Index is a total return index, which means that the level of the Index takes into account the cash dividends, if any, paid on the Index components.

Quarterly Rebalancing: The Index portfolio is rebalanced every quarter after the close of trading on the third Friday of March, June, September and December.

Index Components(2) -- as of 3/31/2014

    Company                                        weight (%) Ticker eXchange
--- ---------------------------------------------- ---------- ------ --------
1.  Teva Pharmaceutical Industries Ltd.(1)         4.29       TEVA   NYSE
2.  Novartis Ag(1)                                 4.18       NVS    NYSE
3.  Novo Nordisk A/S(1)                            4.15       NVO    NYSE
4.  Merck and Co., Inc.                            4.15       MRK    NYSE
5.  Sanofi(1)                                      4.12       SNY    NYSE
6.  Hospira, Inc.                                  4.08       HSP    NYSE
7.  Eli Lilly and Co.                              4.08       LLY    NYSE
8.  Johnson and Johnson                            4.08       JNJ    NYSE
9.  Astrazeneca plc(1)                             4.05       AZN    NYSE
10. Forest Laboratories, Inc.                      4.04       FRX    NYSE
11. Glaxosmithkline plc(1)                         4.03       GSK    NYSE
12. Abbott Laboratories                            4.02       ABT    NYSE
13. Bristol-Myers Squibb, Co.                      4.00       BMY    NYSE
14. Pfizer, Inc.                                   3.99       PFE    NYSE
15. Allergan, Inc.                                 3.97       AGN    NYSE
16. Shire plc(1)                                   3.96       SHPG   NASDAQ
17. Zoetis, Inc.                                   3.96       ZTS    NYSE
18. Actavis plc(1)                                 3.92       ACT    NYSE
19. Dr Reddy's Laboratories Ltd.                   3.91       RDY    NYSE
20. Perrigo Co plc(1)                              3.89       PRGO   NYSE
21. Valeant Pharmaceuticals International, Inc.(1) 3.87       VRX    NYSE
22. Jazz Pharmaceuticals plc(1)                    3.86       JAZZ   NASDAQ
23. Endo International plc(1)                      3.84       ENDP   NASDAQ
24. Abbvie, Inc.                                   3.84       ABBV   NYSE
25. Mylan, Inc.                                    3.74       MYL    NASDAQ

(1)  Components are represented in the Index by their depositary receipts traded on U.S. exchanges.

(2)  Source: Bloomberg. The Index Components and Index Summary present actual historical information on the NYSE Arca Equal Weighted Pharmaceutical
     Index(SM) (the "Price Return Index"). The only difference between the Index and the Price Return Index is that the level of the Index incorporates the cash dividends paid on the Index components. See also "Certain Key Terms"
     on the following page.

Historical Performance (%) -- as of 3/31/2014

              annualiZed

              since RBS etn
                                                      3-month YEAR-TO- annualiZed annualiZed annualiZed
               inception
                                                        (%)   DATE (%)  1-year (%) 3-year (%) 5-year (%)
               (10/21/11) (%)
----------------------------------------------------- ------- -------- ----------- ----------
 RBS Global Big Pharma ETN Daily Redemption Value(1)    9.79    9.79      35.92        --         --
                 27.72
 NYSE Arca Equal Weighted Pharmaceutical Total Return   9.45    9.45      34.68      21.48      19.35
                 26.02
 Index(SM)

 NYSE Arca Equal Weighted Pharmaceutical Index(SM)

 (Price Return Index)                                   9.95    9.95      36.75      23.97      22.12
                 28.49
 SandP 500([R]) Index (Price Return)                      1.30    1.30      19.32      12.19      18.60
                 13.69

Source: Bloomberg. The table above presents the actual historical performance of the RBS ETNs, the Index, the NYSE Arca Equal Weighted Pharmaceutical

Index(SM) (the "Price Return Index") and the SandP 500([R]) Index (Price Return)
over the specified periods. The only difference between the Index and the Price

Return Index is that the level of the Index incorporates the cash dividends paid on the Index components, while the Price Return Index does not. It is not possible to invest directly in an index. For information regarding the performance of the Index, see pages PS-13 to PS-16 of the pricing supplement of the

RBS ETNs filed with the U.S. Securites and Exchange Commisson (SEC). Past performance does not guarantee future results.

(1)  Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to 0.60% per annum.

Country Breakdown -- as of 3/31/2014

[GRAPHIC OMITTED]

country       companies
------------- ---------
United States     13
United
Kingdom            6
Switzerland        1
Denmark            1
France             1
Israel             1
Canada             1
India              1

Source: Bloomberg. The chart and table above present the country of incorporation of the companies which equity securities comprise the NYSE Arca
Equal Weighted Pharmaceutical Index(SM) (the "Price Return Index"). The Index
and the Price Return Index have identical components.

Historical Dividend Yield -- as of 3/31/2014

         dividend yield     dividend yield
Year NYSE Pharma indeX (%) SandP 500([R]) indeX (%)
---- --------------------- ----------------------
2003          1.89               1.88
2004          1.83               1.59
2005          1.95               1.74
2006          2.06               1.79
2007          2.10               1.82
2008          2.79               2.20
2009          3.74               3.59
2010          2.98               1.84
2011          3.45               1.83
2012          2.74               2.10
2013          1.70               1.94

Source: Bloomberg. The table above presents the actual historical Dividend Yield calculated based on the cash dividends paid on the component securities of the
NYSE Arca Equal Weighted Pharmaceutical Index(SM) (Price Return) and the SandP
500([R]) Index (Price Return) over the prior 12 months ending on the last trading day of the month referenced above. Unlike total return indices, the levels of price return indices do not incorporate any cash dividends paid on their index components. See "Certain Key Terms" on the back for the calculation of the Dividend Yield.

[GRAPHIC OMITTED]

THIS FREE WRITING PROSPECTUS AMENDS AND RESTATES IN ITS ENTIRETY THE FREE
WRITING PROSPECTUS FILED BY US ON APRIL 22, 2014, WITH THE HEADING "RBS GLOBAL
BIG PHARMA ETNS (DRGS)".

Selected Risk Considerations

Investing in the RBS ETNs involves a number of risks. Some of the risks relating to the RBS ETNs are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable pricing supplement.

You may lose all or a significant portion of your investment: The RBS ETNs are not principal protected. If the level of the Index decreases, or does not increase by an amount sufficient to offset the investor fee, you will receive less, and possibly significantly less, at maturity or upon early repurchase or redemption than your original investment in the RBS ETNs. The RBS ETNs involve risks not associated with an investment in conventional debt securities.

Credit risk of RBS plc and RBS Group: The RBS ETNs are unsecured and unsubordinated obligations of RBS plc, as issuer, and are guaranteed by RBS
Group. You are dependent on RBS plc's ability to pay all amounts due on the RBS
ETNs, and therefore you are subject to the credit risk of RBS plc and to changes in the market's view of RBS plc's creditworthiness. In addition, because the RBS
ETNs are guaranteed by RBS Group, you are also dependent on the credit risk of
RBS Group in the event that RBS plc fails to make any payment or delivery required by the terms of the RBS ETNs.

Issuer redemption: RBS plc has the right to redeem or "call" the RBS ETNs, in whole but not in part, at its sole discretion at any time from the initial settlement date to and including 10/23/2041. In addition, the implementation of the RBS Retail Investor Products Exit Plan increases the likelihood of our calling the RBS ETNs prior to maturity.

Market Risk: The return on the ETNs will depend on the performance of the Index
(which in turn will depend on the performance of the Underlying Indices) and other market conditions. In particular, the ETNs are subject to the risk that large-capitalization U.S equities may underperform other segments of the equity market or the equity market in general.

A trading market for the RBS ETNs may not develop: Although the RBS ETNs are listed on NYSE Arca, Inc., there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS plc is not required to maintain any listing of the RBS ETNs.

No Interest Payments: You will not receive any interest payments on the RBS
ETNs.

Restrictions on your ability to offer RBS ETNs for repurchase by us: You must offer at least 20,000 RBS ETNs to us for any single repurchase and satisfy the other requirements described in the applicable pricing supplement for your repurchase offer to be considered.

Actual trading price or market price may vary significantly from indicative value and daily redemption value: The indicative value is meant to approximate the intrinsic economic value of the RBS ETNs from time to time. Any payment on the RBS ETNs at maturity or upon early repurchase or redemption is based on the daily redemption value, which is determined by the calculation agent. If you purchase or sell RBS ETNs in the secondary market, you will pay or receive the market price of an ETN. Factors that may influence the market price of the RBS
ETNs include: the level of the Index; the index components in the Underlying
Index; supply and demand for the RBS ETNs; economic, financial, political, regulatory or judicial events that affect the level of the Index; and the actual or perceived creditworthiness of RBS plc and RBS Group.

The Index has very limited actual history and may perform in unexpected ways:
The Index was created by RBS plc, as Index Sponsor, and established on October
21, 2011. As such, it has very limited actual history. The historical performance of the Index should not be taken as indication of future performance.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the RBS
ETNs are uncertain. You should consult your own tax adviser about your own situation.

The RBS ETNs are complex and not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS
ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

CERTAIN KEY TERMS: The P/E Ratio, P/B Ratio and Dividend Yield information are sourced from Bloomberg. P/E Ratio is derived by dividing the closing level of the Price Return Index as of the specified date by the sum of the trailing
12-month earnings per share of the securities comprising the Price Return Index.
P/B Ratio is derived by dividing the closing level of the Price Return Index as of the specified date by the sum of the book value per share of the securities comprising the Price Return Index as of that date. Dividend Yield means the sum of the gross dividends paid on the securities comprising the Price Return Index over the prior 12 months divided by the closing level of the Price Return Index as of the specified date; however, unlike the Index (which is a total return index), the level of the Price Return Index does not incorporate cash dividends paid on its components.

IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement
(including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling
1-855-RBS-ETPS (toll-free).

RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the
RBS Retail Investor Products Exit Plan increases the likelihood that the RBS
ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option. The NYSE Arca Equal Weighted Pharmaceutical
Index(SM)[]and the NYSE Arca Equal Weighted Pharmaceutical Total Return
Index(SM)[]are service marks[]of NYSE Euronext or its affiliates (NYSE Euronext)
and have been licensed for use by The Royal Bank of Scotland plc and RBS
Securities, Inc. (Licensees) in connection with[]the RBS ETNS. Neither the
Licensees nor the RBS ETNs is sponsored, endorsed, sold or promoted by NYSE
Euronext. NYSE Euronext makes no representations or warranties regarding the[]RBS ETNs or the ability of the NYSE Arca Equal Weighted Pharmaceutical
Index(SM)[]or the[]NYSE Arca Equal Weighted Pharmaceutical Total Return
Index(SM) to track general stock market performance. NYSE EURONEXT MAKES NO
EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF
MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE NYSE
ARCA EQUAL WEIGHTED PHARMACEUTICAL INDEX(SM)[]OR THE NYSE ARCA EQUAL WEIGHTED
PHARMACEUTICAL TOTAL RETURN INDEX(SM)[]OR ANY DATA INCLUDED THEREIN. IN NO EVENT
SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR
CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES. Copyright [C] RBS Securities Inc. All rights reserved. RBS Securities Inc., is a U.S. registered broker-dealer, member of
FINRA and SIPC, and an indirect wholly-owned subsidiary of The Royal Bank of
Scotland plc and The Royal Bank of Scotland Group plc.

www. rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value.

Dated May 1, 2014